ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

THE SPENDSMART PAYMENTS COMPANY

The SpendSmart Payments Company, a Colorado corporation, (the "Corporation") having its principal office at 6190 Cornerstone Court, Suite 216, San Diego California 92121, hereby certifies to the Department of Corporations of Colorado that:

FIRST: The Corporation desires to amend the Articles of Incorporation (the "Articles") as currently in effect which proposed amendment has been approved by a majority of the directors and shareholders of the Corporation.

SECOND: Article VI - Section 2(D)(b) is hereby amended as of May 2, 2013 to read as follows:

D.    Conversion into Common Stock.  Holders of shares of Series A Preferred Stock shall have the following conversion rights and obligations:

(b)      The number of shares of Common Stock issuable upon conversion of the Obligation Amount shall equal (i) the sum of (A) the Series A Stated Value per share being converted, and (B) at the Holder’s election, accrued and unpaid dividends on such share, divided by (ii) the Conversion Price.  The Conversion Price of the Series A Preferred Stock shall be $4.95, subject to adjustment only as described herein.

IN WITNESS WHEREOF, the Corporation has caused these presents to be signed in its name and on its behalf by its President and Chief Executive Officer and witnessed by its Secretary.

/s/ Michael McCoy_________________

Name: Michael McCoy

President and Chief Executive Officer

/s/ Kim Petry_____________________

Name: Kim Petry

Corporate Secretary